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                                 HOLLINGER INC.

                     COMMENCES ACTION AGAINST RAVELSTON AND
                   BLACK ENTITIES AND CERTAIN FORMER DIRECTORS


TORONTO, ONTARIO, CANADA, MARCH 29, 2005 - HOLLINGER INC. (TSX: HLG.C; HLG.PR.B) announced today that it has issued a Statement of Claim in the Ontario Superior Court of Justice to commence a legal action against The Ravelston Corporation Limited, Ravelston Management Inc., Moffatt Management Inc. and Black-Amiel Management Inc. as well as former directors and officers Conrad M. Black, F. David Radler, Jack A. Boultbee and Peter Y. Atkinson.


The Claims:
Claims made are for monetary damages from all defendants jointly and severally in the amount of $550 million as well as reimbursement of certain amounts owing to Hollinger by the Ravelston defendants in the amount of approximately $86 million plus accrued interest and costs.

The monetary damages include management fees and non-competition payments misappropriated to Ravelston and the individual defendants during a period since 1998, as well as reimbursement of fees and costs including those related to the current inspection by Ernst & Young Inc. and the now withdrawn going private transaction. Other bases of the claims include diversion of corporate opportunities, breach of fiduciary duties and oppression.


Background:
Hollinger's principal asset is its interest in Hollinger International Inc. which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.


Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca



                              www.hollingerinc.com